UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company with Authorized Capital

Taxpayers’ Registry No. (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

MATERIAL FACT

Linx S.A. (“Linx” or “Company”) (B3: LINX3 | NYSE: LINX), in accordance with Article 157, paragraph 4 of Law No. 6.404/76, as amended (“Brazilian Corporate Law”) and CVM Normative Ruling No. 358, of January 3, 2002 and in addition to the material facts disclosed on August 11 and September 1, 2020, comes public to inform its shareholders, the market in general and other interested persons the following:

(i)       On October 2, 2020, the Company’s administration and the administration of STNE Participações S.A. (“STNE” and, jointly with Linx, the “Companies”) executed the Protocol and Justification of Merger of Shares issued by Linx S.A. by STNE Participações S.A. (“Protocol and Justification”). The Protocol and Justification establishes the terms and conditions for the merger of the totality of shares issued by the Company by STNE (“Merger of Shares”), within the transaction for the business combination between Linx and STNE (“STNE Transaction”), which is the object of the Association and Other Covenants Agreement entered into by and between the Company, STNE, StoneCo Ltd. (“StoneCo”) and other on August 11, 2020 and amended on September 1, 2020 and October 2, 2020 (“Association Agreement”), the content of which is available to the shareholders.

(ii)       In a meeting of the Board of Directors of the Company also held on this date, the following matters, among others, were approved:

(a)	the execution of the Second Amendment to the Association Agreement by the Company, in order to alter the provisions indicated below, and the authorization of the Board of Officers to execute the Second Amendment to the Association Agreement: (a) adjustments to the numbers of shares issued by the Company and to the provisions related to the Company’s stock option plans, to guarantee the Company’s talent retention; (b) detailing of the provisions related to the termination of the Association Agreement; and (c) other consistency adjustments made in accordance with the terms of the Protocol and Justification;

(b)	the favorable manifestation to the approval of the waiver of public offering of acquisition of shares issued by the Company set forth in article 43 of the Bylaws;

(c)	the favorable manifestation to the approval of the following acts, related to the Merger of Shares: (a) the approval of the terms and conditions of the Protocol and Justification and authorizing its signature by any two Directors of the Company; (b) the approval of the Merger of Shares, the effectiveness of which will be conditioned to the satisfaction (or waiver, as applicable) of the conditions precedent set forth in the Protocol and Justification;

(d)	the favorable manifestation to the approval of the waiver regarding the entering of STNE in the Novo Mercado, within the scope of the Share Merger, as set forth in article 46, sole paragraph, of the Rules of the Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão;

(e)	In case any of the matters above is not approved by the EGM, the favorable manifestation to the authorization of continuing the interactions with Totvs, if the validity of its business combination proposal is extended

(f)	the calling of an Extraordinary General Meeting of the Company (“EGM”), to be held on November 17, 2020, at 2pm, to resolve on (1) the approval of the Protocol and Justification of the Merger of Shares, pursuant to its terms and conditions; (2) regarding the entering of STNE in the Novo Mercado, within the scope of the Share Merger, as set forth in article 46, sole paragraph, of the Rules of the Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão; (3) the waiver of public offering of acquisition of shares issued by the Company set forth in article 43 of the Bylaws, within the scope of the corporate reorganization provided for within the Protocol and Justification; (4) observing the provisions of the Association Agreement, in case any of the matters previously resolved, related to the proposal of Merger of Shares involving STNE, is not approved in the date of the EGM, authorize the resuming of the interactions with Totvs, in case the validity term of Totvs’ proposal of business combination with the Company is extended.

1.       Companies involved in the STNE Transaction and their Activities

1.1.       Linx.

(a)       Identification. Linx S.A., a publicly held corporation of authorized capital, with registered offices in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, No. 7221, suite 701, Bl. A, room 1, Edifício Birmann 21, Zip Code 05425-902, enrolled with CNPJ/ME under No. 06.948.969/0001-75.

(b)       Activities. Linx has as its main activities the rendering of infrastructure and hardware services; management, monitoring and storage of data under cloud computing; advisory and development of software; and the provision of automation and management systems to commercial establishments, especially at retail.

1.2.       STNE

(a)       Identification. STNE Participações S.A., a corporation with registered offices in the City of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, No. 1609, 5th floor, Vila Olímpia, Zip Code 04547-006, enrolled with CNPJ/ME under No. 35.767.420/0001-82.

(b)       Activities. STNE has as its main activity holding of equity ownership, as a partner of shareholder, in other companies, in Brazil or abroad.

2.       Description and Purpose of the STNE Transaction

2.1.       Within the scope of the STNE Transaction, the parties agreed that the integration of STNE’s and Linx’s activities, if approved by the shareholders of the companies involved, is to be implemented by means (i) of the Merger of Shares, with Linx’s shareholders being assigned class A and class B preferred shares issued by STNE, which are mandatorily redeemable; and (ii) of the redemption of the totality of said new preferred shares issued by STNE, which must be redeemable (“Share Redemption”), upon the payment of a sum in cash and the delivery of class A shares of StoneCo traded at NASDAQ - Nasdaq Stock Market or BDR (Brazilian Depositary Receipt) Level I of StoneCo admitted for trading at B3 – Brasil, Bolsa, Balcão (“B3”).

2.2.       Linx’s shareholders shall be assigned one (1) class A preferred share, which must be redeemable, and one (1) class B preferred share, which must be redeemable, issued by STNE being assigned to each one (1) common share issued by Linx (“New STNE Shares”).

2.3       The New STNE Shares shall have the rights and benefits attributed thereto on the terms of STNE’s Bylaws. The New STNE Shares shall not have the right to vote, shall have priority in the capital reimbursement in case of liquidation, with no premium, and shall be automatically redeemed after the completion of the Share Merger, as stated below.

2.4       The Merger of Shares shall be conducted in following the terms and conditions provided for in the Protocol and Justification. After the Merger of Shares is consummated, the Company shall preserve its legal personality and own wealth, without legal succession.

2.5       Immediately after the implementation of the Merger of Shares, the Share Redemption shall occur as follows:

(a)       the holder of each STNE Class A preferred share shall receive, as compensation for the Share Redemption, thirty-one Reais and fifty-six centavos (BRL 31.56), adjusted pro rata die according to the CDI variation from the sixth (6th) month counted from August 11, 2020 onwards and up to the date of the actual payment; and

(b)       the holder of each STNE Class B preferred share shall receive, as compensation for the Share Redemption, (a) zero point zero one two six seven seven four (0.0126774) Class A shares issued by StoneCo (“StoneCo Class A Shares”) or (b) zero point zero one two six seven seven four (0.0126774) BDR (Brazilian Depositary Receipt) Level I of StoneCo, with one (1) BDR corresponding to one (1) StoneCo Class A share;

2.6       The holders of American Depositary Shares (ADS) issued by Linx will receive Class A StoneCo Shares and the holders of Linx shares will receive StoneCo BDRs, in each case in relation to the class B preferred shares of STNE issued to such shareholder due to the shareholder holding Linx ADSs and Linx Shares, pursuant to item 1.2(a).

2.7       Once redeemed, the STNE preferred shares will be cancelled against STNE’s capital reserves.

2.8       Occasional fractions of StoneCo BDR or StoneCo Class A Share received in consideration of the Redemption of Shares will be grouped by STNE into whole numbers and, subsequently, traded in the spot market managed by B3 S.A. – Brasil, Bolsa, Balcão (“B3”) or at Nasdaq, as applicable, after consummation of the Transaction, in the terms of a notice to the shareholders to be disclosed in due time. The amounts realized on such a trade will be disbursed net of fees to the former shareholders of Linx entitled to the respective fractions, proportionally to their equity stake in each traded share.

2.9       The abovementioned steps are all interdependent and connected to each other, which consummation will be subject to the applicable corporate approvals and to the verification of the conditions precedent provided in the Association Agreement, as already disclosed to the market, provided that all the steps shall be coordinated so as to take place on the same date.

2.10       Upon consummation of the STNE Transaction, the Linx shares will cease to be traded at B3’s Novo Mercado Linx’s ADS will cease to be at the New York Stock Exchange (NYSE). STNE may come to request the cancelling of Linx’s registry as publicly-held corporation before the Comissão de Valores Mobiliários – CVM.

3.       Main Benefits, Costs and Risks of the STNE Transaction

3.1.       Benefits. The STNE Transaction seeks to create a solid company, holder of first-class and strategically located assets, able to provide its clients with its products and services in an efficient manner. The integration of the Companies’ activities shall enable the capture of synergy gains derived from the integration of the activities in the markets of payment methods and corporate activity management and automation software in Brazil, which shall result in significant benefits for the Companies, their clients, employees and shareholders. The way that Linx’s software services and STNE’s payment solutions complement each other is an opportunity to generate value to the Parties and their clients, with an expanded offer of services and solutions, creating a company that more disruptive and able to innovate and compete. It is expected that the STNE Transaction generates important synergies for the evolution of e-commerce in Brazil.

3.2.       Costs. The management of Linx estimates that the costs for the implementation of the STNE Transaction will be of approximately BRL 80,000,000.00, including the expenses with publications, auditors, appraisers, financial advisors, legal counsel and other professionals hired to advise the STNE Transaction. The managements of STNE and StoneCo estimate that the costs for the implementation of the STNE Transaction will be of approximately BRL 270,000,000.00, including the expenses with financing of the STNE Transaction, distributions commission related to StoneCo’s follow-on, publications, auditors, appraisers, financial advisors, legal counsel and other professionals hired to advise the STNE Transaction.

3.3.       STNE Transaction Risks. The market value of the StoneCo Class A Shares at the moment of consummation of the STNE Transaction may vary relevantly in relation to the price on the date in which the Protocol and Justification is executed. The changes of price of the shares may occur as a consequence of an array of factors that are out of the control of the involved companies, including changes in their businesses, operations and projections, timeline and regulatory matters, market and economic conditions, both generally and specifically in relation to the industry.

3.4       The success of the STNE Transaction will depend, in part, of the ability of the involved companies to realize opportunities of growth and cost savings resulting from the combination of businesses of Linx, STNE and StoneCo. There is no certainty, however, that such opportunities and savings will be successful, if such objectives are not successfully met, the expected benefits with the STNE Transaction may not entirely occur, or may take longer than expected to occur.

3.5       Apart of that, there are risks also related to the implementation itself of the Transaction, provided it is subject to the verification of certain conditions precedent that, ultimately, are out of the control of the Companies, such as the definitive approval of the Transaction by the Brazilian Administrative Council for Economic Defense - CADE. The usual uncertainty of arrangements such as the Transaction, as well as the occasional failure of its implementation, may affect negatively the shares and ADSs rates of Linx and its businesses, impairing the relationship between Linx and its clients, partners and collaborators.

3.6       Both companies involved will have important challenges in the consolidation of its functions, integration of the organizations, processes and operations in an optimized and efficient form, as well as to retain personnel. The integration of the involved companies will be complex and take time and the managements of both companies involved will have to dedicate substantial resources and efforts for its implementation.

3.7       For further information, reading of sections 11.a and 11.b, which will be a part of Annex 20-A of Linx’s Administration Proposal to the EGM, is recommended.

4.       Shares Exchange Ratio and Criteria for the Definiton of the Shares Exchange Ratio

4.1.       Shares Exchange Ratio. The Shares Exchange Ratio has been described in item 2 above, regardless of additional details provided in the Protocol and Justification. The Shares Exchange Ratio has been negotiated between independent parties. The managements of Linx and STNE, individually, hired as advisors investment banks of international reputation to assist the respective Boards of Directors (and the Independent Committee of Linx) in the decision making process pertaining the financial parameters of the STNE Transaction.

4.2.       Assumptions of the Exchange Ratio. The Shares Exchange Ratio, established on September 1, 2020, considered the following assumptions:

(i)       that no declaration, payment of dividends or interest on equity by STNE or Linx will take place until the Consummation Date of the STNE Transaction;

(ii)        that there is no material fact pending disclosure to the market by Linx and/or StoneCo;

(iii)        on September 1, 2020, Linx’s capital stock was represented by one hundred and eighty-nine million, four hundred and eight thousand, nine hundred and sixty (189.408.960) common shares, being one hundred and seventy-five million, two hundred and eighty-two, nine hundred and sixty-nine (175.282.969) outstanding shares and fourteen million, one hundred and twenty-five thousand, nine hundred and ninety-one (14.125.991) treasury shares; and

(iv)       Linx has restricted shares and stock options plans (jointly, “Linx Plans”) that if fully converted in Linx shares, shall result, on September 1st 2020, in the issuance of three million, seven hundred and seventy-five thousand, six hundred and forty-eight (3.775.648) common shares of Linx;

(v)       on the Consummation Date of the STNE Transaction, the sum of the total outstanding shares and the total of shares that may be converted based on the Linx Plans will result in one hundred and seventy-nine million, fifty-eight thousand, six hundred and seventeen) common shares, nominative and with no par value.

4.3.       Adjustment in the Shares Exchange Ratio. (A) Any change in the total sum of outstanding shares and the total of shares that may be converted based on the Linx Plans, in conflict with the assumptions of item 1.2.4(v) above, shall impact, equally and in the same proportion, the Exchange Ratio with the New STNE Shares as a result of the Linx Merger of Shares, raising or lowering the total amount, for each Linx share, of cash and StoneCo BDRs or Class A Shares, as applicable, to be granted as a result of the Redemption of New STNE Shares; (B) In addition, the Shares Exchange Ratio will be adjusted in the amount of (i) any dividends, interest on net equity and other proceeds declared and/or paid by Linx and/or by StoneCo as of this date and until the date of consummation of the STNE Transaction, including; and (ii) costs occasionally incurred by Linx to hire financial advisors in the context of occasional competing transactions, whether to perform appraisals or for any other purpose. The occasional buy-back or issuance of new shares by STNE or StoneCo, be it in the context of mergers and acquisitions transactions (M&A), capital increase, public offer, issuance of RSU (restricted shares units), incentive or stock programs destined to its executives or the exercise of stock options will not imply in any adjustment to the Shares Exchange Ratio.

4.4.       Still, STNE may, unilaterally and with no necessity to amend the Protocol and Justification, raise the total amount of cash and/or the amount of StoneCo BDRs or Class A StoneCo Shares, as the case may be, to be granted as consideration for the Redemption of New STNE Shares, without, in any case, generating a decrease in the amount of the cash installment and/or the StoneCo BDRs or Class A Shares of the Exchange Ratio, observing the adjustments set forth in the Protocol and Justification.

5.       Submission of the STNE Transaction to Brazilian and Foreign Authorities

5.1       The consummation of the STNE Transaction is subject, among other conditions precedent, to the approval in a definitive form by CADE and to the registration of the StoneCo BDR Program with CVM. Apart of that, as defined in the Joint Venture Agreement, STNE and StoneCo shall effect the registration statement of StoneCo in the F-4 Form with the Securities and Exchange Commission – SEC in the United States of America, in the terms of the Securities Act of 1933, to register the StoneCo Class A Shares to be issued to the Linx shareholders in view of the Redemption of Shares.

6.       Withdrawal Rights and Reimbursement Value

6.1.       As set forth in article 252, paragraph 2 of the Brazilian Corporate Law, it will be guaranteed to the shareholders that have held Linx shares, in a continuous form, from the date hereof until the Consummation Date of the STNE Transaction, and who do not vote favorably to the Merger of Shares of Linx, shares the shareholders of the Company will be entitled to dissenter’s right if they vote against the Share Merger, refrain from voting, or fail to attend the Meeting, and state their intention to exercise their dissenter’s right within thirty (30) days counted from the date of publication of the minutes of the Meeting. The amount to be paid as reimbursement for the amount of the shares shall be equivalent to the value of the net equity of the Company’s share on 12.31.2019, pursuant to the Company’s financial statements of 12.31.2019 approved at the Ordinary General Meeting held on April 30, 2020, which corresponds to BRL9.45 per share, without prejudice to the right to draw up a special balance sheet.

7.       Other Relevant Information

7.1       Fiscal Treatment. The Administration Proposal will contain information on the fiscal treatment of the STNE Transaction to Linx shareholders. Linx will disclose in due course information on the retention of non-resident investors taxes, through a Notice to be made available on the Company’s Investor Relations website (ri.linx.com.br), as well as within the websites of CVM (http://www.cvm.gov.br) and B3 (http://www.b3.com.br).

7.2.       Documents. The Protocol and Justification, the Second Amendment to the Association Agreement, the Administration Proposal, the Call Notice, the Participation Handbook, as well the further information and documents related to the calling of the EGM and its agenda, including the pro forma financial statements prepared to comply with the provisions of article 6, paragraph 3º and article 7 of CVM Instruction 565 and submitted to reasonable assurance by an independent auditor registered within CVM , will be made available, from this date, in the Company’s headquarters, in the Company’s Investor Relations website (ri.linx.com.br), as well as in the websites of CVM (http://www.cvm.gov.br) and B3 –Brasil, Bolsa, Balcão (http://www.b3.com.br).

7.3.       Linx restates its commitment of transparency before its investors and shareholders, and shall keep the market and its shareholders informed of eventual developments related to the matters addressed in the agenda of the EGM.

São Paulo, October 2, 2020.

LINX S.A.

Ramatis Rodrigues

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer